                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON,  D.C.  20549

                                   FORM 11-K

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED 1995 or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

COMMISSION FILE NUMBER   33-92430 33-75568

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     Ithaca Retirement Savings Plan as Amended and Restated

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

     Borg-Warner Automotive, Inc.
     200 South Michigan Avenue
     Chicago, Illinois 60604

REQUIRED INFORMATION

ITEM 4.

Financial Statements for the Years Ended December 31, 1995 and 1994 and for the year ended December 31, 1995 and Supplemental Schedule as of December 31, 1995 and Independent Auditors' Report

                             ITHACA RETIREMENT SAVINGS PLAN

                             FINANCIAL STATEMENTS AS OF
                             DECEMBER 31, 1995 AND 1994 AND FOR THE
                             YEAR ENDED DECEMBER 31, 1995 AND
                             SUPPLEMENTAL SCHEDULE AS OF
                             DECEMBER 31, 1995 AND
                             INDEPENDENT AUDITORS' REPORT

ITHACA RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS
- -------------------------------------------------------------------------------

                                                                                PAGE
INDEPENDENT AUDITORS' REPORT                                                       1

FINANCIAL STATEMENTS:

 Statements of Net Assets Available for Benefits,
   December 31, 1995 and 1994                                                      2

 Statement of Changes in Net Assets Available for Benefits,
   Year Ended December 31, 1995                                                    3

 Notes to Financial Statements,
   Years Ended December 31, 1995 and 1994                                       4-11

SUPPLEMENTAL SCHEDULE:

 Item 27a - Schedule of Assets Held for Investment Purposes, December 31, 1995    12


(Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.)

INDEPENDENT AUDITORS' REPORT

Ithaca Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Ithaca Retirement Savings Plan as of December 31, 1995 and 1994, and the related statement of changes in net assets available for benefits for the year ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Plan's financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the year ended December 31, 1995 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1995 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 1995 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ DELOITTE & TOUCHE LLP
- -------------------------
    DELOITTE & TOUCHE LLP

Chicago, Illinois
June 26, 1996

ITHACA RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1995 AND 1994
(IN THOUSANDS OF DOLLARS)
- --------------------------------------------------------------------------------

NET ASSETS                                     1995         1994
INVESTMENT IN MASTER TRUST                   $17,206      $12,755
                                             -------      -------
NET ASSETS AVAILABLE FOR BENEFITS            $17,206      $12,755
                                             =======      =======
See notes to financial statements.

ITHACA RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1995
(IN THOUSANDS OF DOLLARS)
- --------------------------------------------------------------------------------


ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income from Master Trust                  $ 3,099
  Contributions from participants                        1,220
  Contributions from the Company                         1,032
                                                       -------
         Total additions                                 5,351
                                                       -------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Participants' withdrawals                                843
  Transfer to other Borg-Warner Plans                       17
  Miscellaneous expense                                     40
                                                       -------
         Total deductions                                  900
                                                       -------
NET INCREASE                                             4,451

NET ASSETS AVAILABLE FOR BENEFITS - Beginning of year   12,755
                                                       -------

NET ASSETS AVAILABLE FOR BENEFITS - End of year        $17,206
                                                       =======

See notes to financial statements.

ITHACA RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1995 AND 1994
- --------------------------------------------------------------------------------

1.  DESCRIPTION OF PLAN

    Borg-Warner Automotive, Inc. (the "Company") established the Borg-Warner Automotive, Inc. Retirement Savings Master Trust (the "Master Trust") with Putnam Fiduciary Trust, Boston, Massachusetts on April 1, 1994, pursuant to the Benefits Agreement entered into in accordance with the January 27, 1993 distribution of the Company's stock to the stockholders of its then parent company, Borg-Warner Security Corporation ("BW-Security"). The BW-Security Master Trust (the "Prior Master Trust") was originally established on
    April 5, 1988 while the Company was a wholly owned subsidiary of BW-Security with eligible employees participating in the Prior Master Trust through the Ithaca Retirement Savings Plan, (the "Plan").

    The Plan was established on January 1, 1992 as a participant in the Prior Master Trust. Effective May 31, 1994, the Prior Master Trust transferred to the Master Trust assets equal to Plan participant balances in the Plan under the Prior Master Trust as of March 31, 1994 pursuant to the Benefits Agreement.

    The Plan is a defined contribution plan under section 401(a) of the Internal Revenue Code designed to provide eligible employees with systematic savings and tax-advantaged long-term savings for retirement. Borg-Warner Automotive Morse Tec Corporation, Ithaca Plant (the "Ithaca Plant"), formerly Borg-Warner Transmission Products Corporation, Muncie Plant, is the Plan sponsor. The Ithaca Plant has assigned the Retirement Savings Plan Committee (the "Committee") to oversee the Plan and the Master Trust. The Committee has appointed Putnam Investor Services, Inc. and Putnam Fiduciary Trust to perform the administrative, investment, and trustee services for the Plan and the Master Trust.

    A complete description of the Plan procedures and provisions is contained in the Plan document. Significant Plan features include:

    ELIGIBILITY - Employees of the Ithaca Plant may participate in the Plan if they have been employed for at least six consecutive months.

    PARTICIPANT'S ACCOUNT - A Retirement Savings Plan account is established for each participant in the Plan. The participant's account consists of the following:

    Company Retirement Account - The Company made contributions to the Company Retirement Account for all eligible participants, based on the participant's total hours of service, and years of vested service. No employee contributions are made to this account.

    Employee Retirement Account - Participants may voluntarily contribute from one to three percent of their compensation to this account. The Company makes contributions equal to 100 percent of participant contributions to this account.

    Savings Account - Participants may voluntarily contribute an additional one to ten percent of their compensation to this account. No Company contributions are made to this account.

    MASTER TRUST - Participants may elect to invest their Company Retirement Account, Employee Retirement Account and Savings Account in one or more of the funds of the Master Trust maintained by Putnam Fiduciary Trust, other than the pending account and loan fund which are not fund elections available to participants. The funds of the Master Trust are as follows:

       Investment Contracts Fund - Invests in investment contracts with either highly rated insurance companies or major banks and also in short-term investments which provide liquidity.

       Putnam Voyager Fund - Invests a significant portion of its assets in securities of smaller and newer issuers. The fund may borrow money to purchase additional portfolio securities. The fund also trades securities for short-term profits.

       Putnam S&P 500 Index Fund - Invests primarily in publicly traded common stocks either directly or through collective investment trusts having a similar investment objective. A small portion of the fund's assets are invested in high-quality money market instruments and financial futures contracts.

       Putnam U.S. Government Bond Fund -   Invests exclusively in
       securities backed by the full faith and credit of the United States Government, repurchase agreements, and forward committments with respect
       to such securities.   Effective December 29, 1995, the Master Trust
       discontinued this fund as an investment option and participants' investments in this fund were transfered to other participant elected investment options. No balance existed in this fund at December 31, 1995.

       The George Putnam Fund of Boston - Invests in a well-diversified portfolio of stocks and bonds.

       Borg-Warner Automotive, Inc. Stock Fund - Invests in the common stock of Borg-Warner Automotive, Inc.

       Putnam Income Fund- Invests primarily in quality corporate and government bonds that pay a rate of interest in regularly scheduled payments. The fund became an eligible investment option in the Master Trust effective October 1, 1995.

       Loan Fund - Invests in plan participant loans. Participant borrowings increase the Fund balance and principal repayments decrease the Fund balance with proceeds reinvested in participant directed fund investment elections. The Loan Fund does not share in the dividends, earnings, and gains of the Master Trust.

       Pending Account - Represents (1) forfeitures of nonvested account balances until applied against future company contributions; (2) proceeds from the sale of assets prior to distribution to the newly elected investment fund.

       Participant interests in each of the funds are accounted for in units of value. The following is a summary by fund of the number of units and net asset value per unit:


                                           DECEMBER 31, 1995
                                          NUMBER      NET ASSET
                                            OF          VALUE
                                           UNITS       PER UNIT
Investment Contracts Fund                5,727,665     $ 1.00
Putnam Voyager Fund                        277,047      15.34
Putnam S&P 500 Index Fund                  114,380      13.88
The George Putnam Fund of Boston           257,250      15.52
Borg-Warner Automotive, Inc. Stock Fund     43,863      32.00

                                           DECEMBER 31, 1994
                                          NUMBER      NET ASSET
                                            OF          VALUE
                                           UNITS      PER UNIT
Investment Contracts Fund                5,148,409     $ 1.00
Putnam Voyager Fund                        228,621      11.56
Putnam S&P 500 Index Fund                   97,944      10.12
Putnam U.S. Government Bond Fund            39,355      12.20
The George Putnam Fund of Boston           186,417      12.93
Borg-Warner Automotive, Inc. Stock Fund     35,881      25.12

    Contributions to, and earnings of, each fund are invested in appropriate holdings on a timely basis. All purchases of Borg-Warner Automotive, Inc. stock are made on the open market.

    VESTING - Fund assets attributable to voluntary participant contributions are fully vested at all times. Fund assets attributable to Company contributions vest 100 percent upon five years of vested service or upon permanent disability, death or attaining age 65 provided, however, the participant is employed by the Company on that date.

    WITHDRAWALS - While participants are actively employed, no withdrawals may be made from either the Company Retirement Account or Employee Retirement Account. Withdrawals may be made from the Savings Account at the participants' option subject to certain limitations. Upon termination of employment, participants may elect an immediate or future distribution of the participants' vested account balances as permitted by the Plan, subject to ERISA regulations.

    LOANS - Participants may borrow up to 50% of their Savings Account balance with a minimum of $500 and a maximum of $50,000 limited to a single loan outstanding at any time. Loan terms range from six months to five years, with interest charged at the rate established by the trustee for similar loans on the origination date. No loans are permitted from the Company Retirement Account or the Employee Retirement Account.

    PRIORITIES UPON TERMINATION - Although the Company has not expressed any intent to discontinue the Plan, it may do so at any time. In the event of termination, the interests of the affected participants shall become fully vested. The Plan assets then remaining shall be used to pay administrative expenses and benefits equal to the balance in the participants' accounts.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    INVESTMENTS - The Investment Contracts Fund of the Master Trust is stated at cost plus interest earned to date (i.e., contract value) as reported by the Trustee. The contract value of the Investment Contract Fund approximates the fair value. The average yield for the Investment Contracts Fund was 6.9% for the years ended December 31, 1995 and 1994. The Investment Contracts Fund is fully benefit responsive. Investments in all other funds are stated at market value as reported by the Trustee.

    ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits as of the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

    MISCELLANEOUS EXPENSES - Transfer taxes and brokerage expenses attributable to the Master Trust assets are charged to the applicable fund. Any other expenses incurred in respect of Master Trust income or property are charged to the accounts of the participants, where applicable, or are paid in such manner as the Company determines.

    BENEFITS PAYABLE - In accordance with the AICPA Audit and Accounting Guide, Audits of Employee Benefit Plans, the plan does not record benefits payable to participants who have withdrawn from the Plan. As of December 31, 1995, no benefits were due to participants withdrawn from the Plan.

    RECLASSIFICATIONS - Certain 1994 amounts have been reclassified to conform with the 1995 presentation.

3.  TAX STATUS

    The Plan obtained a determination letter on April 6, 1995 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with applicable requirements of the Internal Revenue Code. The Plan's management believes it is currently designed and is operated in accordance with the applicable rules and regulations of the Internal Revenue Code; therefore, no provision for income taxes has been made in the Plan's financial statements.

4.  FUND INFORMATION

    Fair value of Plan investments in the Master Trust as of December 31, 1995 and 1994, investment income from Master Trust, contributions from participants, contributions from the Company, and participants' withdrawals are as follows:

Fair value of Plan investments (in thousands):

                                                          DECEMBER 31,
                                                      1995           1994
Investment Contracts Fund                           $5,728*         $ 5,149*
Putnam Voyager Fund                                  4,250*           2,643*
Putnam S&P 500 Index Fund                            1,587*             991*
Putnam U.S. Government Bond Fund                                        480
The George Putnam Fund of Boston                     3,993*           2,410*
Borg-Warner Automotive, Inc. Stock Fund              1,404*             901*
Putnam Income Fund                                      33
Loan Fund                                              200              158
Pending Account                                         11               23
                                                   -------          -------
Total                                              $17,206          $12,755
                                                   =======          =======


* Represents 5% or more of Plan assets.

Investment income from Master Trust, for the year ended December 31, 1995 (in thousands):


Investment Contracts Fund                                          $  367
Putnam Voyager Fund                                                 1,160
Putnam S&P 500 Index Fund                                             394
Putnam U.S. Government Bond Fund                                       78
The George Putnam Fund of Boston                                      786
Borg-Warner Automotive, Inc. Stock Fund                               300
Putnam Income Fund                                                      1
Loan Fund                                                              13
                                                                   ------
Total                                                              $3,099
                                                                   ======


Contributions from participants, for the year ended December 31, 1995 (in thousands):


Investment Contracts Fund                                          $  323
Putnam Voyager Fund                                                   300
Putnam S&P 500 Index Fund                                             111
Putnam U.S. Government Bond Fund                                       65
The George Putnam Fund of Boston                                      307
Borg-Warner Automotive, Inc. Stock Fund                               114
                                                                   ------
Total                                                              $1,220
                                                                   ======


Contributions from the Company, for the year ended December 31, 1995 (in thousands):

Investment Contracts Fund                           $  262
Putnam Voyager Fund                                    234
Putnam S&P 500 Index Fund                               92
Putnam U.S. Government Bond Fund                        48
The George Putnam Fund of Boston                       308
Borg-Warner Automotive, Inc. Stock Fund                 88
                                                    ------
Total                                               $1,032
                                                    ======


Participants' withdrawals, for the year ended December 31, 1995 (in thousands):


Investment Contracts Fund                            $ 470
Putnam Voyager Fund                                    127
Putnam S&P 500 Index Fund                               35
Putnam U.S. Government Bond Fund                        20
The George Putnam Fund of Boston                       154
Borg-Warner Automotive, Inc. Stock Fund                 37
                                                     -----
Total                                                $ 843
                                                     =====

5.  MASTER TRUST

    The plans participating in the Master Trust are the Borg-Warner Automotive, Inc. Retirement Savings Plan ("BWARSP"), the Ithaca Retirement Savings Plan ("IRSP"), the Borg-Warner Retirement Savings Plan, Dixon Plant ("DRSP"), the Borg-Warner Retirement Savings Plan, Blytheville Plant ("BRSP"), the Borg-Warner Automotive Diversified Transmission Products Corporation, Muncie Plant Retirement Savings Plan ("MRSP"), the Borg-Warner Automotive Diversified Transmission Products Corporation, Muncie Plant, Local 287 Retirement Investment Plan ("MRIP"), the Borg-Warner Automotive Automatic Transmission Systems Corporation, Coldwater Plant Retirement Savings Plan ("CRSP"), the Borg-Warner Automotive Automatic Transmission Systems Corporation, Sterling Heights Plant Savings Plan ("SHSP"), the Borg-Warner Automotive Automatic Transmission Systems Corporation, Plymouth Plant Retirement Savings Plan ("PRSP"), and the Borg-Warner Automotive Automatic Transmission Systems Corporation, Romulus Plant Retirement Savings Plan ("RRSP").

   Each plan's interest in the net assets of the Master Trust as of December 31, 1995 and 1994 is as follows:


                                                        PERCENT OF MASTER TRUST NET ASSETS
                                                                DECEMBER 31, 1995
               --------------------------------------------------------------------------------------------------------------------
  NAME         INVESTMENT    PUTNAM      PUTNAM     THE GEORGE       BORG-WARNER      PUTNAM
   OF          CONTRACTS     VOYAGER    S&P 500      PUTNAM FUND    AUTOMOTIVE, INC.   INCOME      LOAN   PENDING        TOTAL
  PLAN            FUND        FUND     INDEX FUND      OF BOSTON        STOCK FUND      FUND       FUND   ACCOUNT        PLAN
BWARSP          26.94%        20.70%       8.10%          19.68%          3.37%           0.77%    0.73%      0.11%         80.40%

IRSP             1.72          1.28        0.48            1.20           0.42            0.01     0.06       0.00           5.17

DRSP             0.50          0.42        0.08            0.37           0.13            0.00     0.01       0.00           1.51

BRSP             0.23          0.21        0.09            0.23           0.08            0.00     0.01       0.00           0.85

MRSP             0.09          0.31        0.13            0.32           0.07            0.00     0.04       0.00           0.96

MRIP             1.41          3.84        1.23            3.99           0.10            0.17     0.04       0.01          10.79

SHSP             0.02          0.02        0.01            0.03           0.02            0.00     0.00       0.00           0.10

CRSP             0.01          0.02        0.02            0.02           0.01            0.00     0.00       0.00           0.08

RRSP             0.01          0.03        0.01            0.02           0.03            0.00     0.00       0.00           0.10

PRSP             0.01          0.01        0.01            0.01           0.00            0.00     0.00       0.00           0.04
                -----         -----       -----           -----           ----            ----     ----       ----         ------
Total by
  fund          30.94%        26.84%      10.16%          25.87%          4.23%           0.95%    0.89%      0.12%        100.00%
                =====         =====       =====           =====           ====            ====     ====       ====         ======





                                                 PERCENT OF MASTER TRUST NET ASSETS
                                                          DECEMBER 31, 1994
             ----------------------------------------------------------------------------------------------------------------------
  NAME         INVESTMENT     PUTNAM       PUTNAM       PUTNAM U.S.     THE GEORGE      BORG-WARNER
   OF          CONTRACTS      VOYAGER     S&P 500       GOVERNMENT     PUTNAM FUND    AUTOMOTIVE, INC.    LOAN    PENDING   TOTAL
  PLAN            FUND         FUND      INDEX FUND      BOND FUND      OF BOSTON        STOCK FUND       FUND    ACCOUNT    PLAN
BWARSP              33.61%       16.99%      6.92%          3.52%           17.63%         3.16%          0.82%    0.01%    82.66%
IRSP                 1.97         1.01       0.38           0.18             0.92          0.35           0.06     0.01      4.88
DRSP                 0.54         0.30       0.06           0.03             0.28          0.11           0.01     0.00      1.33
BRSP                 0.25         0.13       0.08           0.04             0.17          0.07           0.00     0.00      0.74
MRSP                 0.08         0.16       0.09           0.09             0.11          0.08           0.02     0.00      0.63
MRIP                 1.43         2.64       0.91           2.44             2.34          0.00           0.00     0.00      9.76
                    -----        -----       ----           ----            -----          ----           ----     ----    ------
Total by
  fund              37.88%       21.23%      8.44%          6.30%           21.45%         3.77%          0.91%    0.02%   100.00%
                    =====        =====       ====           ====            =====          ====           ====     ====    ======

   The net assets of the Master Trust are allocated to each plan based on the above percentages. Investments in the Master Trust at December 31, 1995 and 1994 and components of investment income for the Master Trust the year ended December 31, 1995 are summarized in Note 6.

6. MASTER TRUST INFORMATION

   The following tables present the fair value of investments of the Master Trust as of December 31, 1995 and 1994 and the components of investment income for the Master Trust for the year ended December 31, 1995.

                                                                 DECEMBER 31
                                                              1995        1994
Fair value of investments (in thousands):
  Investment Contracts Fund                                $102,880      $98,800
  Putnam Voyager Fund                                        89,247       55,395
  Putnam S&P 500 Index Fund                                  33,768       21,994
  Putnam U.S. Government Bond Fund                                        16,452
  The George Putnam Fund of Boston                           86,070       55,935
  Borg-Warner Automotive, Inc. Stock Fund                    14,053        9,804
  Putnam Income Fund                                          3,204
  Loan Fund                                                   2,971        2,364
  Pending Account                                               422           46
                                                           --------    ---------
  Total                                                    $332,615     $260,790
                                                           ========    =========





                                                                            YEAR ENDED DECEMBER 31, 1995
                                                           NET APPRECIATION
                                                            IN FAIR VALUE         DIVIDEND         INTEREST
                                                            OF INVESTMENTS         INCOME          INCOME
                                                            --------------        -------          --------
Investment Income (in thousands):
  Investment Contracts Fund                                                         $6,829
  Putnam Voyager Fund                                         $   19,172             4,634
  Putnam S&P 500 Index Fund                                        8,460                 1
  Putnam U.S. Government Bond Fund                                 1,236             1,191
  The George Putnam Fund of Boston                                11,609             5,659
  Borg-Warner Automotive, Inc. Stock Fund                          2,837               558
  Putnam Income Fund                                                  60                28
  Loan Fund                                                                                           $186
  Pending Account                                                                       12
                                                                 -------           -------            ----

  Total                                                          $43,374           $18,912            $186
                                                                 =======           =======            ====



                                    *****

ITHACA RETIREMENT SAVINGS PLAN

ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1995
(IN THOUSANDS OF DOLLARS)
- --------------------------------------------------------------------------------


                                                                          COST
                                              DESCRIPTION              (ESTIMATED)        MARKET
INVESTMENT IN MASTER TRUST                                               $15,006         $17,006

LOANS RECEIVABLE FROM PARTICIPANTS (Bearing interest
  from 6% to 11% maturing January 1996 through December 2000)                200             200
                                                                         -------         -------
TOTAL                                                                    $15,206         $17,206
                                                                         =======         =======

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

               ITHACA RETIREMENT SAVINGS PLAN AS
               AMENDED AND RESTATED

Date: June 28, 1996   SIGNATURE        TITLE

     By:/s/    ROBIN J. ADAMS          Retirement Savings Plan Committee Member
               Robin J. Adams

               WILLIAM C. CLINE        Retirement Savings Plan Committee Member
               William C. Cline

               GERALDINE KINSELLA      Retirement Savings Plan Committee Member
               Geraldine Kinsella

               REGIS J. TRENDA         Retirement Savings Plan Committee Member
               Regis J. Trenda

                                EXHIBIT INDEX


Exhibit Number                                            Page

(23.1)    Consent of Deloitte & Touche LLP